

February 4, 2013

<u>Via Email</u>
Christopher J. Cummings
Paul, Wiss, Rifkind, Wharton & Garrison LLP
Toronto Dominion Centre
77 King Street West, Suite 3100
Toronto, Ontario
Canada M5K 1J3

> **Re: Aurizon Mines Ltd.**
> **Schedule 14D-9 filed January 23, 2013**
> **Schedule 14D-9/A filed January 24, 2013**
> **Schedule 14D-9/A filed January 29, 2013**
> **Schedule 14D-9/A filed February 1, 2013**
> **SEC File No. 5-78974**

Dear Mr. Cummings:

    The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filings listed above. Our comments follow. All defined terms have the same meaning as in your filings, unless otherwise noted.

    Please respond to this letter promptly by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please allow sufficient time for additional staff review after filing your revised offer materials and your response letter.

Schedule 14D-9 – Exhibit 99(a)(1)(A) – Directors' Circular

General

1. Throughout the Circular, you note that Aurizon is currently in discussions with third parties regarding strategic alternatives to the Alamos offer. While it seems from your disclosure that these discussions have not yet resulted in any agreements or specific plans requiring additional disclosure, you do note that Aurizon's pursuit of strategic alternatives "may lead to a proposal superior to the Alamos Offer." Throughout the Directors' Circular, you tout the existence of these possible strategic alternatives in support of the boards' rejection of the Alamos offer and its recommendation that shareholders not tender into it. Given these facts, expand your discussion of the strategic alternatives considered to include additional details such as the form of the alternative transactions analyzed, the approximate time frame of such transactions, the form of consideration to be received by Aurizon shareholders (to the extent applicable) and any other updates on the status of the discussions or analyses.

2. See our last comment above. Clarify what you mean by the reference to "building upon existing value-enhancing initiatives" (see page iv).

Reasons for Rejection, page 5

3. In asserting that the Alamos offer is valued at less than $4.65 per Aurizon share, you assume "full pro ration of the Alamos Offer consideration." Clarify what you mean. As you know, the Alamos offer is for all Aurizon shares and is not a partial offer, where pro ration could be applicable to the extent the offer were oversubscribed. We are aware that there is a cap on both the cash and Alamos shares to be offered and that tendering Aurizon shareholders must elect cash or stock, not a combination thereof, in tendering. However, we also note that all-cash elections can be satisfied to the extent they are offset by all-share elections by tendering holders.

4. Refer to pages 5-6, where you negatively compare the offer consideration to transaction values in other allegedly comparable transactions involving metal and mining companies. In each case, identify the relevant transactions and provide appropriate details, such as when they occurred, the parties to the transactions, the form of the consideration, etc. To the extent the comparable transactions differ from this hostile offer, explain how and why you do not believe such difference to be relevant.

5. Refer to page 7 of the offer materials. Describe the "number of concerns" you allege need to be investigated through due diligence that needs to be conducted on Alamos in order to fully assess the value of its offer.

6. Refer to the allegations on page 8 that the provisions of the Share Purchase Agreements entered into by Alamos with certain Aurizon shareholders before the announcement of the offer "may violate applicable Canadian securities laws…" Provide more details on the specific provisions you believe have been violated, the facts supporting your assertions, and what (if anything) you intend to do about these alleged violations.

Schedule 14D-9/A filed January 30, 2013 – Exhibit 99(a)(1)(R)

7. The press release included as Exhibit 99(a)(1)(R) to the above amendment indicates that the Toronto Stock Exchange and "an appropriate securities commission" may initiate proceedings under securities laws with respect to the Rights Plans." In your response letter, with a view to possible additional disclosure, explain how and on what basis these entities would review the Rights Plan and what determination they could make with respect to its application in the context of this offer. We may have further comments.

Please amend the filing in response to the above comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Furnish a response letter with the amendment and provide any supplemental information requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with our comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- Aurizon is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- Aurizon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions